

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 11, 2007

Ms. Kathleen L. Quirk
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re:** **McMoran Exploration Co.**
> **Registration Statement on Form S-3**
> **Filed July 11, 2007**
> **File No. 333-144496**
>
> **Form 8-K/A**
> **Filed on August 16, 2007**
> **File No. 1-07791**

Dear Ms. Quirk:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed on August 16, 2007

Note (i)

1.   Please tell us why you believe the adjustment to operating overhead costs is an appropriate pro forma adjustment. It appears you are making an adjustment to the historical financial statements of Newfield Properties. Please refer to Rule 11-02(b)(6) of Regulation S-X and tell us how this adjustment is factually supportable and directly attributable to the transaction.

Note (l)

2.   Adjustments for estimated annualized incremental general and administrative costs are not appropriate pro forma adjustments, as such amounts are not factually supportable or directly attributable to the transaction.   Please revise to remove. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Note (m)

3.   We note your disclosure in Note m. Please clarify if the related debt financings are based on either the current interest rate or the interest rate for which you have a commitment. If actual rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8 variance in interest rates.

Note (o)

4.   Please clarify if the tax effects of the purchase price allocation were calculated with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented. If taxes are not calculated on that basis, or if unusual effects of loss carry forwards or other aspects of tax accounting are depicted, please provide an explanation in your pro forma note. Please refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

5.   Please clarify how you determined that the use of net operating loss carryovers in calculating your adjustment for tax effects was factually supportable and will have a continuing impact as required by Rule 11-02(b)(6) of Regulation S-X.

Note (p)

6.   Tell us how the interest costs associated with the senior secured term loan is directly attributable to the current transaction, as required by Rule 11-02(b)(6) of Regulation S-X. If not, please remove the adjustment.

Ms. Kathleen L. Quirk
McMoRan Exploration Co.
September 11, 2007
page 3

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry